SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 1, 2015, MediWound Ltd. issued a press release entitled “MediWound Completes Enrollment in Second Phase 2 Clinical Trial of EscharEx® to Treat Chronic and Other Hard-to-Heal Wounds” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: September 1, 2015	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial & Operation Officer

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated September 1, 2015 titled “MediWound Completes Enrollment in Second Phase 2 Clinical Trial of EscharEx® to Treat Chronic and Other Hard-to-Heal Wounds”.